Brew Nation, Inc. (the "Company") a Delaware Corporation

Financial Statements

For the fiscal year ended December 31, 2025

Brew Nation, Inc.
Balance Sheet

		Brew Nation LLC	Duquesne Brewing Co.	Elimination	Consolidated
					December 31, 2025
Assets					
Current Assets					
Cash		1	2,575		2,576
Prepaid Expenses		22,000	16,751		38,751
Beer Inventory		-	410,814		410,814
Due From Related Party		1,066,420	-		1,066,420
Due From Intercompany		468,049	-	(468,049)	-
Intangibles		-	177,500		177,500
Due From Intercompany		-	20,000		20,000
Total Assets		**1,556,470**	**627,639**		**1,716,061**
Liabilities and Equity					
Liabilities					
Accounts Payable		0	117,347		117,347
Due to Related Party		0	173,802		173,802
Due to Brew Nation		0	468,049	-468,049	-
Loan from B Howard		150,000	-		150,000
Convertible Debt		1,450,000	-		1,450,000
Total for Liabilities		**1,600,000**	**759,198**		**1,891,149**
Equity					
Retained Earnings		(3,923)	100		(3,823)
Net Income		(39,607)	(131,658)		(171,265)
Total for Equity		**(43,530)**	**(131,558)**		**(175,088)**
Total for Liabilities and Equity		**1,556,470**	**627,639**		**1,716,061**

Brew Nation, Inc.
Income Statement

Income Statement

		Brew Nation LLC	Duquesne Brewing Co.	Elimination	Consolidated
		December 31, 2025	December 31, 2025		December 31, 2025
Income		0	255,934		255,934
Cost of Goods Sold		0	281,156		281,156
Gross Profit		**0.00**	**-25,221.49**		**-25,221.49**
Expenses					
Advertising & marketing		-	41,314		41,314
Travel Expenses		-	14,025		14,025
Admin & Office Expense		39,729	49,643		89,372
Net Operating Income		**(39,729)**	**(130,203)**		**(169,932)**
Federal Taxes(Income)		-123	0		(123)
Interest Expense		0	1,455		1,455
Net Income(Loss)		**-39,607**	**-131,658**		**-171,265**

Brew Nation, Inc.
Statement of Cash Flows

					2025
CASH FLOW FROM OPERATING ACTIVITIES					(171,265)
	Net Loss				
	Inventory				(410,814)
	Prepaids and Other Current Assets				(143,957)
	Due From Related Parties				(532,968)
Net Cash Used in Operating Activities					(1,259,004)
CASH FLOW FROM FINANCING ACTIVITIES					
	Change in Accounts Payable				117,347
	Proceeds from Promissory Notes and Loans				1,038,366
Net Cash Provided by Financing Activities					1,155,713
Change in Cash					(103,291)
	Beginning of Year Cash				105,867
	End of Year Cash				2,576

Brew Nation, Inc.
Statement of Changes in Equity

Balance - December 31, 2024				(3,924)
Adj to Beginning Retained Earnings				101
Net Loss				(171,265)
Balance - December 31, 2025				(175,088)

Brew Nation, Inc.
Notes to the Financial Statements
For the fiscal year ended December 31, 2025
$USD

1. ORGANIZATION AND PURPOSE

Brew Nation, Inc.. (the "Company") is a corporation organized on January 12, 2017 under the laws of Delaware. The Company operated as Brew Nation LLC until converting to a corporation on November 11, 2025. The Company also holds a wholly-owned subsidiary, Duquesne Brewing Company, whose financials are consolidated within this document.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.